November 2, 2007

Room 4561

Mr. Jon Gacek
Executive Vice President, Finance and
  Chief Financial Officer
Quantum Corporation
11431 Willows Road
Redmund, WA 98052

> **Re: Quantum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed June 12, 2006**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your response to our letter dated August 31, 2007 in connection with the above referenced filing and have the following comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

We note your response to prior comment 1 where you conclude that a reclassification of the StorageTek legal settlement charge to operating expenses is not material. Considering that the reclassification would nearly double your operating loss for the fiscal year ended March 31, 2006, the Staff is not in a position to concur with your conclusion. Please amend Form 10-K for the fiscal year ended March 31, 2007 to include the StorageTek legal settlement expense in loss from operations both in Selected Financial Data and the audited financial statements. Management's Discussion and Analysis should be accordingly revised to reflect the restated financial statements.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding this comment.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant